UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. )*

Dune Energy, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

265338202
(CUSIP Number)

David Kelly, Esq. UBS AG 677 Washington Boulevard Stamford, CT 06901 203-719-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 265338202

1	Names of Reporting Persons. UBS AG directly and on behalf of certain subsidiaries
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 58,890,227.88
	8	Shared Voting Power 0
	9	Sole Dispositive Power 58,890,227.88
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,890,227.88[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 42.54%[2]
14	Type of Reporting Person (See Instructions) BK

1 The number of Common Shares beneficially owned is reported as of May 9, 2008 and consists of 58,890,227.88 Common Shares underlying 10% Senior Redeemable Convertible Preferred Stock (the “Preferred Stock”).  As of May 9, 2008 each share of Preferred Stock converts into 571.43 Common Shares plus a make-whole premium which as of May 9, 2008 amounted to an additional 221 Common Shares for 1 share of Preferred Stock.

Prior to being reset by the Issuer in accordance with the terms of the Preferred Stock as of May 1, 2008, the conversion ratio of the Preferred Stock was 333.33 Common Shares for 1 share of Preferred Stock.  Immediately prior to the reset of the conversion ratio of the Preferred Stock, as of April 30, 2008 UBS could be deemed to have beneficially owned 41,195,588.28 Common Shares, consisting of 41,195,588.28 Common Shares underlying the Preferred Stock, based on the conversion ratio of 333.33 Common Shares for each share of Preferred Stock and assuming a make-whole premium of approximately 221 shares.

As of May 1, 2007, the first date on which UBS beneficially owned more than 10% of the Common Shares, UBS could be deemed to have beneficially owned 10,255,105 Common Shares underlying the Preferred Stock, based on the conversion ratio of 1 share of Preferred stock to 333.33 Common Shares and assuming a make-whole premium of approximately 221 Common Shares.

2 This percentage is calculated as of May 9, 2008 pursuant to rule 13(d)(1)(i) and is based on 79,532,386 Common Shares outstanding as of March 4, 2008 (as reported in Issuer’s 10-K filed March 10, 2008).  As of May 9, 2008, on

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Shares”), of Dune Energy, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002.

Item 2.  Identity and Background

(a) – (c) This Schedule 13D is being filed on behalf of UBS AG (the “Reporting Person”).  UBS AG’s principal business offices are located at:

Bahnhofstrasse 45
CH-8001
Zurich, Switzerland

and

Aeschenvorstadt 1
CH-4051
Basel, Switzerland

UBS AG is a major international banking and financial firm.  UBS AG, a Swiss banking corporation, is publicly owned, and its shares are listed on the Zurich, New York and Tokyo exchanges.  UBS Securities LLC is a wholly owned subsidiary of UBS AG.  Like most securities firms, UBS Securities LLC is, and has been, a defendant in numerous legal actions brought by private plaintiffs relating to its securities business that allege various violations of federal and state securities laws.  UBS AG files annual reports on Form 20-F with the SEC, and also files quarterly reports and certain other material information with the SEC under cover of Form 6-K.  These reports are publicly available.  These reports include material information about UBS Securities LLC matters, including information about any material litigation or administrative proceedings.

Further, UBS AG, UBS Securities LLC and other affiliated entities, like most large, full service investment banks and broker-dealers, receive inquiries and are sometimes involved in investigations by the Federal Reserve Bank, SEC, NYSE and various other regulatory organizations and government agencies.  UBS AG and its affiliates and subsidiaries fully cooperate with the authorities in all such requests.  UBS Securities LLC regularly reports to the Financial Industry Regulatory Authority, Inc on form B-D and to the SEC on the Schedule E to Form ADV investigations that result in orders.  These reports are publicly available.

a fully diluted basis (based on 263,774,738 Common Shares outstanding, which includes the conversion of all outstanding Preferred Stock), UBS beneficially owns 22.32% of the outstanding Common Shares.

Immediately prior to the reset of the conversion ratio of the Preferred Stock, as of April 30, 2008,  the 13(d) percentage would have been 34.12% based on the conversion ratio of 1 share of Preferred Stock converting to 333.33 Common Shares and assuming a make-whole premium of approximately 221 Common Shares.

As of May 1, 2007, the first date on which UBS beneficially owned more than 10% of the Common Shares, UBS could be deemed to beneficially own, on a 13(d) basis, 14.43% of the outstanding Common Shares based on 60,810,813 Common Shares outstanding as of March 15, 2007 (as reported in Issuer’s 10-K filed April 20, 2007) and assuming a make-whole premium of 221 Common Shares.  See Item 5.

The name, business address, present principal occupation or employment, principal business address of such employer (if not the Reporting Person) and citizenship of each director and executive officer, controlling person and director and executive officer of any corporation ultimately in control of the Reporting Person is set forth on Schedule A hereto.

(d) – (e) During the last five years, neither the Reporting Person, and to the best of Reporting Person’s knowledge, any of the persons listed on Schedule A, has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Common Shares (as defined above in Item 1) was internal funds of UBS AG (“UBS”) and the affiliates that purchased the subject securities.

Item 4.  Purpose of Transaction

The Common Shares were acquired for investment and proprietary trading purposes.  UBS intends to review continuously their position with the Issuer.  Depending on future evaluations of the business prospects of the Issuer and upon other development, including, but not limited to, general and economic business conditions and stock market conditions, UBS may retain or dispose from time to time of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

In March 2008, the Issuer met with UBS to discuss the possible voluntary conversion of the Preferred Stock held by UBS in order to simplify the capital structure of the Issuer.  The Issuer and UBS have also discussed the possibility of UBS having a representative serve as a director on the Board of Directors of the Issuer.  UBS has continued to have discussions with the Issuer regarding the voluntary conversion by UBS of the Preferred Stock held by UBS into Common Shares. There can be no assurance that any such conversion by UBS will be effected.

Except as set forth in this Item 4, the reporting person does not have any present plans or proposals that relate to or that would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) This statement on Schedule 13D is being filed by UBS on behalf of itself and its subsidiaries.  The securities being reported on by UBS representing the Preferred Stock are held directly by UBS Securities LLC.

For purposes of Rule 13d-3, as of May 9, 2008 UBS may be deemed to beneficially own 58,890,227.88 Common Shares, consisting of 58,890,227.88 Common Shares underlying Preferred Stock, or approximately 42.54% of the outstanding Common Shares.

Based on information made publicly available by the Issuer, as of May 9, 2008 the Issuer has 263,774,738 Common Shares outstanding on a fully diluted basis, which includes 79,532,386 Common Shares outstanding and 184,242,352 Common Shares assuming all outstanding shares of Preferred Stock are converted into Common Shares (based on the conversion ratio of 1 share of Preferred Stock converting to 571.43 Common Shares and a make-whole premium of 221 Common Shares, in each case, as of May 9, 2008). Therefore, as of May 9, 2008, on a fully diluted basis, UBS beneficially owns 22.32% of the outstanding fully diluted Common Shares (as compared to 42.54% based on calculations in accordance with Rule 13d-3 of the Act).

Effective as of May 1, 2008, the conversion ratio of the Preferred Stock was reset from 333.33 Common Shares for 1 share of Preferred Stock to 571.43 Common Shares by the Issuer in accordance with the terms of the Preferred Stock.  Immediately prior to the reset of the conversion ratio of the Preferred Stock, as of April 30, 2008 UBS could be deemed to beneficially own 41,195,588.28 Common Shares, or approximately 34.12% of the outstanding Common Shares, on a 13(d) basis, consisting of 41,195,588.28 Common Shares underlying the Preferred Stock.

As of May 1, 2007, the first date on which UBS beneficially owned more than 10% of the Common Shares, UBS could be deemed to beneficially own 10,255,105 Common Shares, or 14.43% of the outstanding Common Shares, on a 13(d) basis, consisting of 10,255,105 Common Shares underlying the Preferred Stock based on the conversion ratio of 333.33 Common Shares for 1 share of Preferred Stock and assuming a make-whole premium of 221 Common Shares.

(b) The Reporting Person has sole voting and dispositive power over all of the Common Shares reported above.

(c) The trade dates, number of Common Shares purchased or sold, and the price per share for all purchases or sales of Common Shares by UBS and it affiliates in the 60 days prior to May 23, 2008 are set forth in Schedule B hereto and are incorporated by reference.  All of the transactions set forth in Schedule B were effected in the ordinary course of business by UBS.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of UBS, except as described under Item 4 above, no contracts, arrangements, understandings or relationship (legal or otherwise) exist between UBS and any other person with respect to the securities of the Issuer

Item 7.  Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2008

By:	/s/ James B. Fuqua
	Name:	James B. Fuqua
	Title:	Managing Director

By:	/s/ Gordon Kiesling
	Name:	Gordon Kiesling
	Title:	Executive Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF UBS AG

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of UBS AG, are set forth below. If no business address is given the director’s or officer’s business address is Bahnhofstrasse 45, CH-8098, Zurich, Switzerland.  Unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to UBS AG.  Unless otherwise indicated below, all of the persons listed below are citizens of Switzerland.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Directors
Peter Kurer	Chairman of the Board
Stephan Haeringer	Executive Vice Chairman
Sergio Marchionne	CEO of Fiat S.p.A., Turin, and Fiat Group Automobiles. Fiat S.p.A Via, Nizza 250 I-10126 Torino
Ernesto Bertarelli	Director Bemido SA 2 chemin des Mines CH-1211 Geneva 20
Gabrielle Kaufmann-Kohler	Partner with Levy Kaufmann-Kohler and Professor of international private law at the University of Geneva. Levy Kaufman-Kohler, 3-5 rue du Conseil General CH-1205 Geneva
Rolf A. Meyer	Director Heiniweidstrasse 18 CH-8806 Bach
Helmut Panke	Director BMW AG Petuelring 130 D-80788 Munich
David Sidwell	UBS Board Member
Peter Spuhler	Owner of Stadler Rail AG (Switzerland) Stadler Bussnang AG, Bahnhofplatz CH-9565 Bussnang
Peter Voser	Chief Financial Officer of Royal Dutch Shell plc Royal Dutch Shell plc, 2501 AN NL-The Hague
Lawrence A. Weinbach	Partner of the Yankee Hill Capital Management, LLC Yankee Hill Capital Management, 300 East 42nd Street New York NY 10017
Joerg Wolle	President and CEO of DKSH Holding Ltd. DKSH Holding AG Wiesenstrasse 8 CH-8034 Zurich

(1) Sergio Marchionne is a citizen of both Italy and Canada.
(2) Helmut Panke and Joerge Wolle are German citizens.
(3) David Sidwell has both British and US citizenship
(4) Lawrence A. Weinbach is a US citizen.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)
Marcel Rohner	Group Chief Executive Officer
John A. Fraser	Chairman and CEO Global Asset Management
Marten Hoekstra	Deputy CEO, Global Wealth Management & Business Banking and Head Wealth Management Americas
Jerker Johansson	Chairman and CEO Investment Bank
Joe Scoby	Group Chief Risk Officer
Walter Stuerzinger	Chief Operating Officer, Corporate Center
Marco Suter	Group Chief Financial Officer
Rory Tapner	Chairman and CEO Asia Pacific
Raoul Weil	Chairman and CEO Global Wealth Management & Business Banking
Alex Wilmot-Sitwell	Chairman and CEO, UBS Group EMEA and Joint Global Head IB Department
Robert Wolf	Chairman and CEO, UBS Group Americas/President and COO Investment Bank

(1) John A. Fraser is an Australian citizen.
(2) Marten Hoekstra, Joe Scoby, and Robert Wolf are US citizens.
(3) Jerker Johansson is a citizen of Sweden.
(4) Rory Tapner and Alex Wilmot-Sitwell are British citizens.

SCHEDULE B

TRANSACTIONS IN SHARES OF THE ISSUER BY REPORTING PERSONS

All of the purchases and sales of Common Shares set forth below were made by UBS AG and its affiliates during the 60 days prior to May 23, 2008.  There were no transactions in Preferred Stock during this period.

Date of Transaction	Number of Common Shares Purchased	Purchase/Sale	Price Per Share
3/24/2008	600	P	1.73
3/24/2008	1700	P	1.75
3/24/2008	800	S	1.72
3/24/2008	1500	S	1.75
3/25/2008	2000	P	1.7
3/25/2008	2000	P	1.69
3/25/2008	3600	P	1.7
3/25/2008	500	S	1.7
3/25/2008	5100	S	1.7
3/26/2008	500	P	1.77
3/26/2008	8462	P	1.71
3/26/2008	562	S	1.73
3/26/2008	200	S	1.73
3/26/2008	500	S	1.77
3/26/2008	1900	S	1.72
3/27/2008	100	P	1.76
3/27/2008	10400	P	1.95
3/27/2008	10500	S	1.95
3/28/2008	1200	P	1.7
3/28/2008	1200	S	1.7
3/31/2008	3100	P	1.76
3/31/2008	700	P	1.77
3/31/2008	2350	P	1.91
3/31/2008	3950	S	1.8
3/31/2008	1500	S	1.91
3/31/2008	700	S	1.77
5/23/2008	2246	P	1.07